UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 8 June 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol announces progressive dividend policy

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Share codes: JSE : SOL   NYSE : SSL
 ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company" or "the Group")

Sasol announces progressive dividend policy

At the onset of the global economic crisis, Sasol made the
decision to conserve cash and strengthen its balance sheet.
Following a substantial drop in earnings in the 2009 financial
year and a bleak, uncertain economic outlook, the Group decided
to reduce the 2009 dividend in line with the reduction in
earnings. Taking into consideration overall improved market and
economic conditions, the strength of its balance sheet and
current capital investment plans, the Group has decided to resume
an approach consistent with its long-term track record of
dividend growth as a key component of adding shareholder value.
 As a result the board of directors ("the Board") has decided to
adopt a progressive dividend policy, as stated below:

It is Sasol's intention to maintain and/or grow dividends over
time in line with the Group's anticipated sustainable growth in
earnings, barring significant economic variables such as
fluctuations in the oil price and exchange rates. When deciding
on dividends, the Board will also take into consideration several
factors including the prevailing circumstances of the company,
future investment plans, financial performance and the trading
and macro economic environments.

Sasol Chief Executive Pat Davies highlighted the Group's focus on
total shareholder return and its progressive dividend policy as
complementary to Sasol's approach to building value for
shareholders over time.

"Sasol manages for the long term, and a consistent return of
value to shareholders through increasing dividend payments allows
us to return cash to investors while remaining well positioned to
fund investment opportunities. The Group's growth plans and
project pipeline remains robust, supported by the strength of our
balance sheet and strong cash generation. The Board's approval of
a progressive dividend policy therefore underpins our confidence
in the value that Sasol consistently delivers," Davies said.

7 June 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 June 2010   By: /s/ N L Joubert
                                             Name: Nereus Louis Joubert
                                             Title: Company Secretary